Exhibit 99.5

TD Bank Group Reports Third Quarter 2017 Results Earnings News Release • Three and Nine months ended July 31, 2017

This quarterly earnings news release should be read in conjunction with the Bank's unaudited Third Quarter 2017 Report to Shareholders for the three and nine months ended July 31, 2017, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated August 30, 2017. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Third Quarter 2017 Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.46, compared with $1.24.
•	Adjusted diluted earnings per share were $1.51, compared with $1.27.
•	Reported net income was $2,769 million, compared with $2,358 million.
•	Adjusted net income was $2,865 million, compared with $2,416 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2017, compared with the corresponding period last year:

•	Reported diluted earnings per share were $4.08, compared with $3.47.
•	Adjusted diluted earnings per share were $4.18, compared with $3.64.
•	Reported net income was $7,805 million, compared with $6,633 million.
•	Adjusted net income was $7,984 million, compared with $6,945 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $74 million ($56 million after tax or 3 cents per share), compared with $79 million ($58 million after tax or 3 cents per share) in the third quarter last year.
•	Loss on sale of the Direct Investing business in Europe of $42 million ($40 million after tax or 2 cents per share).

TORONTO, August 31, 2017 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the third quarter ended July 31, 2017. Third quarter reported earnings were $2.8 billion, up 17% compared with the same quarter last year.

"This was a great quarter for TD reflecting impressive earnings and revenue growth, better credit performance across all our businesses, and lower insurance claims," said Bharat Masrani, Group President and Chief Executive Officer. The Bank also announced its intention to amend its normal course issuer bid to repurchase for cancellation up to an additional 20 million of its common shares, subject to regulatory approval.

Canadian Retail

Canadian Retail net income was $1,725 million, an increase of 14% from the third quarter last year, reflecting good revenue growth and lower insurance claims. The Canadian Retail businesses continued to harness the power of One TD, delivering increased volumes, including record real estate lending originations, and growth in wealth assets.

U.S. Retail

U.S. Retail net income was $901 million (US$678 million) this quarter compared with $788 million (US$609 million) for the third quarter last year, an increase of 14% (11% in U.S. dollars).

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $783 million (US$590 million), an increase of 18% (15% in U.S. dollars) compared with the third quarter last year. On a year-to-date basis, the U.S. Retail Bank has delivered 10% revenue growth (US$504 million), compared with the same period last year, highlighting our ability to provide legendary experiences and attract new customers. Earnings growth reflected strong operating leverage, a more favourable interest rate environment, and continued good credit performance.

TD Ameritrade contributed $118 million (US$88 million) in earnings to the segment, a decrease of $7 million, or 6% (a decrease of $9 million, or 9% in U.S. dollars) compared with the third quarter last year.

Wholesale Banking

Wholesale Banking net income was $293 million reflecting revenue growth from corporate lending and trading. Continued investment into growing the U.S. dollar businesses, including in client-facing employees and TD Prime Services, our new prime brokerage business, contributed to increased expenses this quarter.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 11.0%, compared to 10.8% last quarter.

Conclusion

"Our unwavering focus is on helping our customers feel confident about their financial future and ready for everything that life brings their way," said Masrani. "TD's performance this quarter demonstrates the strength of our businesses in Canada and the U.S. The world around us is changing at a rapid pace and we continue to innovate and simplify how we do business."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 2.

TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 1

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2016 MD&A") in the Bank's 2016 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2017", and in other statements regarding the Bank's objectives and priorities for 2017 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2016 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2017", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 2

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Results of operations
Total revenue	$9,286	$8,473	$8,701	$26,879	$25,570
Provision for credit losses	505	500	556	1,638	1,782
Insurance claims and related expenses	519	538	692	1,631	1,877
Non-interest expenses	4,855	4,786	4,640	14,538	14,029
Net income – reported	2,769	2,503	2,358	7,805	6,633
Net income – adjusted[1]	2,865	2,561	2,416	7,984	6,945
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$592.4	$598.5	$571.6	$592.4	$571.6
Total assets	1,202.4	1,251.9	1,182.4	1,202.4	1,182.4
Total deposits	773.9	807.1	757.9	773.9	757.9
Total equity	73.5	76.2	71.2	73.5	71.2
Total Common Equity Tier 1 Capital risk-weighted assets[2]	408.8	420.1	388.2	408.8	388.2
Financial ratios
Return on common equity – reported	15.5%	14.4%	14.1%	14.8%	13.3%
Return on common equity – adjusted[3]	16.1	14.8	14.5	15.2	14.0
Efficiency ratio – reported	52.3	56.5	53.3	54.1	54.9
Efficiency ratio – adjusted[1]	51.4	55.8	52.6	53.4	53.6
Provision for credit losses as a % of net average loans
and acceptances[4]	0.33	0.35	0.39	0.37	0.42
Common share information – reported (dollars)
Per share earnings
Basic	$1.46	$1.31	$1.24	$4.09	$3.48
Diluted	1.46	1.31	1.24	4.08	3.47
Dividends per share	0.60	0.60	0.55	1.75	1.61
Book value per share	36.32	38.08	35.68	36.32	35.68
Closing share price[5]	64.27	64.23	56.89	64.27	56.89
Shares outstanding (millions)
Average basic	1,846.5	1,854.4	1,853.4	1,852.2	1,852.8
Average diluted	1,850.2	1,858.7	1,856.6	1,856.4	1,856.1
End of period	1,848.6	1,843.4	1,854.8	1,848.6	1,854.8
Market capitalization (billions of Canadian dollars)	$118.8	$118.4	$105.5	$118.8	$105.5
Dividend yield [6,7]	3.7%	3.6%	3.9%	3.6%	3.9%
Dividend payout ratio	41.1	45.9	44.5	42.8	46.3
Price-earnings ratio	12.1	12.7	12.8	12.1	12.8
Total shareholder return (1 year)[8]	17.1	19.3	12.2	17.1	12.2
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.51	$1.34	$1.27	$4.19	$3.65
Diluted	1.51	1.34	1.27	4.18	3.64
Dividend payout ratio	39.7%	44.8%	43.4%	41.8%	44.1%
Price-earnings ratio	11.9	12.4	11.9	11.9	11.9
Capital ratios
Common Equity Tier 1 Capital ratio[2]	11.0%	10.8%	10.4%	11.0%	10.4%
Tier 1 Capital ratio[2]	12.8	12.5	11.9	12.8	11.9
Total Capital ratio[2]	15.6	14.9	14.6	15.6	14.6
Leverage ratio	4.1	3.9	3.8	4.1	3.8
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%.
3	Adjusted return on common equity is a non-GAAP financial measure. Refer to "Return on Common Equity" in the "How We Performed" section of this document for an explanation.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.
5	Toronto Stock Exchange (TSX) closing market price.
6	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
7	Dividend yield is calculated as the dividend per common share divided by the average daily closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.
8	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one year period.
TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Net interest income	$5,267	$5,109	$4,924	$15,517	$14,851
Non-interest income	4,019	3,364	3,777	11,362	10,719
Total revenue	9,286	8,473	8,701	26,879	25,570
Provision for credit losses	505	500	556	1,638	1,782
Insurance claims and related expenses	519	538	692	1,631	1,877
Non-interest expenses	4,855	4,786	4,640	14,538	14,029
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,407	2,649	2,813	9,072	7,882
Provision for income taxes	760	257	576	1,613	1,588
Equity in net income of an investment in TD Ameritrade	122	111	121	346	339
Net income – reported	2,769	2,503	2,358	7,805	6,633
Preferred dividends	47	48	36	143	98
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,722	$2,455	$2,322	$7,662	$6,535
Attributable to:
Common shareholders	$2,693	$2,427	$2,293	$7,576	$6,449
Non-controlling interests	29	28	29	86	86
TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Operating results – adjusted
Net interest income	$5,267	$5,109	$4,924	$15,517	$14,851
Non-interest income[1]	4,061	3,364	3,777	11,363	10,731
Total revenue	9,328	8,473	8,701	26,880	25,582
Provision for credit losses	505	500	556	1,638	1,782
Insurance claims and related expenses	519	538	692	1,631	1,877
Non-interest expenses[2]	4,797	4,723	4,577	14,353	13,712
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,507	2,712	2,876	9,258	8,211
Provision for (recovery of) income taxes	780	277	597	1,667	1,654
Equity in net income of an investment in TD Ameritrade[3]	138	126	137	393	388
Net income – adjusted	2,865	2,561	2,416	7,984	6,945
Preferred dividends	47	48	36	143	98
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,818	2,513	2,380	7,841	6,847
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	29	28	29	86	86
Net income available to common shareholders – adjusted	2,789	2,485	2,351	7,755	6,761
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(74)	(78)	(79)	(232)	(255)
Loss on sale of the Direct Investing business in Europe[5]	(42)	–	–	(42)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[6]	–	–	–	41	(12)
Impairment of goodwill, non-financial assets, and other charges[7]	–	–	–	–	(111)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles	(18)	(20)	(21)	(59)	(69)
Loss on sale of the Direct Investing business in Europe	(2)	–	–	(2)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	–	–	7	(2)
Impairment of goodwill, non-financial assets, and other charges	–	–	–	–	5
Total adjustments for items of note	(96)	(58)	(58)	(179)	(312)
Net income available to common shareholders – reported	$2,693	$2,427	$2,293	$7,576	$6,449
1	Adjusted non-interest income excludes the following items of note: Loss on sale of the Direct Investing business in Europe, as explained in footnote 5 - third quarter 2017 – $42 million. Fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 6 - first quarter 2017 – $41 million gain, second quarter 2016 – $58 million loss, and first quarter 2016 – $46 million gain. These amounts were reported in the Corporate segment.
2	Adjusted non-interest expenses excludes the following items of note: Amortization of intangibles, as explained in footnote 4 - third quarter 2017 – $58 million, second quarter 2017 – $63 million, first quarter 2017 – $64 million, third quarter 2016 – $63 million, second quarter 2016 – $69 million, and first quarter 2016 – $74 million. Impairment of goodwill, non-financial assets, and other charges, as explained in footnote 7 - second quarter 2016 – $111 million. These amounts were reported in the Corporate segment.
3	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles as explained in footnote 4 – third quarter 2017 – $16 million, second quarter 2017 – $15 million, first quarter 2017 – $16 million, third quarter 2016 – $16 million, second quarter 2016 – $17 million, and first quarter 2016 – $16 million. These amounts were reported in the Corporate segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after tax, which remains subject to the final purchase price adjustment, was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.
6	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
7	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that had been experiencing continued losses. These amounts are reported in the Corporate segment.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Basic earnings per share – reported	$1.46	$1.31	$1.24	$4.09	$3.48
Adjustments for items of note[2]	0.05	0.03	0.03	0.10	0.17
Basic earnings per share – adjusted	$1.51	$1.34	$1.27	$4.19	$3.65

Diluted earnings per share – reported	$1.46	$1.31	$1.24	$4.08	$3.47
Adjustments for items of note[2]	0.05	0.03	0.03	0.10	0.17
Diluted earnings per share – adjusted	$1.51	$1.34	$1.27	$4.18	$3.64
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 5

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Average common equity	$68,777	$68,956	$64,595	$68,424	$64,568
Net income available to common shareholders – reported	2,693	2,427	2,293	7,576	6,449
Items of note, net of income taxes[1]	96	58	58	179	312
Net income available to common shareholders – adjusted	2,789	2,485	2,351	7,755	6,761
Return on common equity – reported	15.5%	14.4%	14.1%	14.8%	13.3%
Return on common equity – adjusted	16.1	14.8	14.5	15.2	14.0
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2016 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2016. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $59 million, compared with $79 million in the third quarter last year, and $457 million in the prior quarter. The TEB adjustment for the nine months ended July 31, 2017, was $628 million, compared with $226 million the same period last year.

TABLE 6: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Net interest income	$2,692	$2,533	$2,519	$7,838	$7,428
Non-interest income	2,637	2,599	2,622	7,826	7,631
Total revenue	5,329	5,132	5,141	15,664	15,059
Provision for credit losses	238	235	258	742	748
Insurance claims and related expenses	519	538	692	1,631	1,877
Non-interest expenses	2,219	2,218	2,133	6,662	6,307
Provision for (recovery of) income taxes	628	571	549	1,768	1,641
Net income	$1,725	$1,570	$1,509	$4,861	$4,486

Selected volumes and ratios
Return on common equity	46.9%	45.0%	41.9%	45.0%	42.0%
Margin on average earning assets (including securitized assets)	2.84	2.81	2.79	2.82	2.79
Efficiency ratio	41.6	43.2	41.5	42.5	41.9
Assets under administration (billions of Canadian dollars)[1]	$370	$404	$372	$370	$372
Assets under management (billions of Canadian dollars)[1]	272	279	268	272	268
Number of Canadian retail branches	1,138	1,153	1,152	1,138	1,152
Average number of full-time equivalent staff	38,736	39,227	38,852	39,102	38,383
1	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to recognize mutual funds sold through the branch network as part of AUA. In addition, AUA has been updated to reflect a change in the measurement of certain business activities within Canadian Retail. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q3 2017 vs. Q3 2016

Canadian Retail net income for the quarter was $1,725 million, an increase of $216 million, or 14%, compared with the third quarter last year. The increase in earnings reflects revenue growth, lower insurance claims, and lower PCL, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 46.9%, compared with 41.9% in the third quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,329 million, an increase of $188 million, or 4%, compared with the third quarter last year. Net interest income increased $173 million, or 7%, reflecting loan and deposit volume growth. Margin on average earning assets was 2.84%, an increase of 5 basis points (bps), primarily due to favourable balance sheet mix. Non-interest income increased $15 million, or 1%, reflecting higher fee-based revenue in all businesses, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims.

TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 6

Average loan volumes increased $17 billion, or 5%, compared with the third quarter last year, comprising 4% growth in personal loan volumes and 8% growth in business loan volumes. Average deposit volumes increased $30 billion, or 11%, compared with the third quarter last year, comprising 7% growth in personal deposit volumes, 17% growth in business deposit volumes, and 11% growth in wealth deposit volumes.

AUA were $370 billion as at July 31, 2017, a decrease of $2 billion, or 1%, compared with the third quarter last year, as new asset growth was more than offset by the sale of the Direct Investing business in Europe. Adjusted for the sale, AUA increased by $26 billion, or 7%. AUM were $272 billion as at July 31, 2017, an increase of $4 billion, or 1%, compared with the third quarter last year, as a result of new asset growth.

PCL for the quarter was $238 million, a decrease of $20 million, or 8%, compared with the third quarter last year. Personal banking PCL was $227 million, a decrease of $21 million, or 8%. The decrease reflects lower provisions in credit cards, personal lending and auto lending portfolios in the current quarter. Business banking PCL was $11 million, an increase of $1 million. Annualized PCL as a percentage of credit volume was 0.25%, a decrease of 3 bps. Net impaired loans were $571 million, a decrease of $161 million, or 22%. Net impaired loans as a percentage of total loans was 0.15%, compared with 0.20% as at July 31, 2016.

Insurance claims and related expenses for the quarter were $519 million, a decrease of $173 million, or 25%, compared with the third quarter last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, prior year impact of the Fort McMurray wildfire, and less severe weather conditions.

Non-interest expenses for the quarter were $2,219 million, an increase of $86 million, or 4%, compared with the third quarter last year. The increase reflects higher employee related expenses including revenue-based variable expenses in the wealth business, higher investment in strategic technology initiatives, partially offset by productivity savings, and the sale of the Direct Investing business in Europe.

The efficiency ratio for the quarter was 41.6%, compared with 41.5% in the third quarter last year.

Quarterly comparison – Q3 2017 vs. Q2 2017

Canadian Retail net income for the quarter increased $155 million, or 10%, compared with the prior quarter. The increase in earnings reflects revenue growth, the effect of three additional days in the quarter, and lower insurance claims. The annualized ROE for the quarter was 46.9%, compared with 45.0% in the prior quarter.

Revenue increased $197 million, or 4%, compared with the prior quarter. Net interest income increased $159 million, or 6%, reflecting the effect of three additional days in the third quarter as well as loan and deposit volume growth. Margin on average earning assets was 2.84%, an increase of 3 bps, reflecting favourable balance sheet and business mix. While many factors affect margins and they will continue to fluctuate from quarter to quarter, the improving economic environment is expected to support a more positive trend in the margin on average earning assets. Non-interest income increased $38 million, or 1%, reflecting higher fee-based revenue in all businesses, and seasonality of insurance premiums, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims.

Average loan volumes increased $6 billion, or 2%, compared with the prior quarter, primarily in personal loan volumes. Average deposit volumes increased $9 billion, or 3%, compared with the prior quarter, reflecting 2% growth in personal deposit volumes and 6% growth in business deposit volumes, partially offset by a 3% decline in wealth deposit volumes.

AUA decreased $34 billion, or 8%, compared with the prior quarter, reflecting the sale of the Direct Investing business in Europe, and decreases in market value, partially offset by new asset growth. Adjusted for the sale, AUA decreased by $6 billion, or 1%. AUM decreased $7 billion, or 3%, compared with the prior quarter, reflecting decreases in market value, partially offset by new asset growth.

PCL for the quarter increased $3 million, or 1%, compared with the prior quarter. Annualized PCL as a percentage of credit volume was 0.25%, or a decrease of 1 basis point. Net impaired loans decreased $90 million, or 14%. Net impaired loans as a percentage of total loans was 0.15%, compared with 0.18% as at April 30, 2017.

Insurance claims and related expenses for the quarter decreased $19 million, or 4%, compared with the prior quarter, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, and more favourable prior years' claim development, partially offset by seasonality of claims.

Non-interest expenses increased $1 million, reflecting the effect of three additional days in the third quarter, partially offset by the sale of the Direct Investing business in Europe.

The efficiency ratio for the quarter was 41.6%, compared with 43.2% in the prior quarter.

Year-to-date comparison – Q3 2017 vs. Q3 2016

Canadian Retail net income for the nine months ended July 31, 2017, was $4,861 million, an increase of $375 million, or 8%, compared with same period last year. The increase in earnings reflects revenue growth, and lower insurance claims, partially offset by higher non-interest expenses and the effect of one less day in the current period. The annualized ROE for the period was 45.0%, compared with 42.0% with the same period last year.

Revenue for the period was $15,664 million, an increase of $605 million, or 4%, compared with same period last year. Net interest income increased $410 million, or 6%, reflecting deposit and loan volume growth, partially offset by the effect of one less day. Margin on average earning assets was 2.82%, a 3 bps increase, primarily due to favourable balance sheet mix. Non-interest income increased $195 million, or 3%, reflecting higher fee-based revenue in all businesses, and the impact of investment activities, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims.

Average loan volumes increased $16 billion, or 4%, compared with the same period last year, reflecting 3% growth in personal loan volumes, and 8% growth in business loan volumes. Average deposit volumes increased $31 billion, or 11%, compared with the same period last year, reflecting 7% growth in personal deposit volumes, 17% growth in business deposit volumes, and 18% growth in wealth deposit volumes.

PCL was $742 million, a decrease of $6 million, or 1%, compared with the same period last year. Personal banking PCL was $712 million, a decrease of $13 million, or 2%. Business banking PCL was $30 million, an increase of $7 million. Annualized PCL as a percentage of credit volume was 0.26%, a decrease of 2 bps, compared with the same period last year.

Insurance claims and related expenses were $1,631 million, a decrease of $246 million, or 13%, compared with the same period last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, prior year impact of the Fort McMurray wildfire and less severe weather conditions, and more favourable prior years' claims development.

Non-interest expenses were $6,662 million, an increase of $355 million, or 6%, compared with the same period last year. The increase reflects higher employee related expenses including revenue-based variable expenses in the wealth business, higher investment in strategic technology initiatives, partially offset by productivity savings, and the sale of the Direct Investing business in Europe.

The efficiency ratio was 42.5%, compared with 41.9% for the same period last year.

TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 7

TABLE 7: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
Canadian Dollars	2017	2017	2016	2017	2016
Net interest income	$1,924	$1,851	$1,755	$5,614	$5,261
Non-interest income	715	664	591	2,066	1,774
Total revenue[1]	2,639	2,515	2,346	7,680	7,035
Provision for credit losses	180	152	168	589	551
Non-interest expenses	1,466	1,449	1,372	4,349	4,194
Provision for (recovery of) income taxes	210	177	143	533	374
U.S. Retail Bank net income	783	737	663	2,209	1,916
Equity in net income of an investment in TD Ameritrade	118	108	125	337	342
Net income	$901	$845	$788	$2,546	$2,258

U.S. Dollars
Net interest income	$1,457	$1,391	$1,354	$4,229	$3,950
Non-interest income	542	498	456	1,557	1,332
Total revenue[1]	1,999	1,889	1,810	5,786	5,282
Provision for credit losses	137	114	130	444	413
Non-interest expenses	1,113	1,088	1,058	3,278	3,147
Provision for (recovery of) income taxes	159	133	110	402	281
U.S. Retail Bank net income	590	554	512	1,662	1,441
Equity in net income of an investment in TD Ameritrade	88	82	97	253	257
Net income	$678	$636	$609	$1,915	$1,698

Selected volumes and ratios
Return on common equity	10.3%	10.0%	9.5%	9.8%	9.0%
Margin on average earning assets[1,2]	3.14	3.05	3.14	3.07	3.12
Efficiency ratio	55.7	57.6	58.5	56.7	59.6
Assets under administration (billions of dollars)[3]	$18	$18	$17	$18	$17
Assets under management (billions of dollars)[3]	61	60	74	61	74
Number of U.S. retail stores	1,260	1,260	1,267	1,260	1,267
Average number of full-time equivalent staff	25,812	25,745	25,998	25,866	25,608
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
3	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to include a portion of the AUM balance administered by the Bank in AUA. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q3 2017 vs. Q3 2016

U.S. Retail net income for the quarter was $901 million (US$678 million), which included net income of $783 million (US$590 million) from the U.S. Retail Bank and $118 million (US$88 million) from the Bank's investment in TD Ameritrade. U.S. Retail earnings increased US$69 million, or 11%, compared with the third quarter last year. U.S. Retail Canadian dollar earnings were up $113 million, or 14%. The annualized ROE for the quarter was 10.3%, compared with 9.5% in the third quarter last year.

The contribution from TD Ameritrade of US$88 million was down US$9 million, or 9%, compared with the third quarter last year, reflecting higher operating expenses this quarter, and favourable tax items in the prior year, partially offset by higher asset-based revenue, and trading volumes.

U.S. Retail Bank net income for the quarter increased US$78 million, or 15%, compared with the third quarter last year, due to higher loan and deposit volumes, a more favourable interest rate environment, and fee income growth, partially offset by higher expenses.

U.S. Retail Bank revenue is derived from personal and business banking, wealth management services, and investments. Revenue for the quarter was US$1,999 million, an increase of US$189 million, or 10%, compared with the third quarter last year. Net interest income increased US$103 million, or 8%, primarily due to continuing growth in loan and deposit volumes, and a more favourable interest rate environment, partially offset by the prior year accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Margin on average earning assets was 3.14%, or flat, due to the same accounting impact. Excluding this impact, margin was up 11 bps, primarily reflecting higher interest rates as well as better product margins, partially offset by balance sheet mix and accretion. Non-interest income increased US$86 million, or 19%, reflecting fee income growth in personal banking and wealth management, and the prior year accounting impact from balance sheet management activities.

Average loan volumes increased US$6 billion, or 5%, compared with the third quarter last year, due to growth in personal loans of 4%, and business loans of 5%. Average deposit volumes increased US$16 billion, or 7%, reflecting 5% growth in business deposit volumes, 8% growth in personal deposit volumes, and a 9% increase in sweep deposit volume from TD Ameritrade.

AUA were US$18 billion as at July 31, 2017, an increase of 9%, compared with the third quarter last year, primarily due to higher private banking balances. AUM were US$61 billion as at July 31, 2017, a decrease of 17%, compared with the third quarter last year, primarily due to the previously disclosed outflow from an institutional account.

PCL for the quarter was US$137 million, an increase of US$7 million, or 5%, compared with the third quarter last year. Personal banking PCL was US$120 million, an increase of US$40 million, or 50%, primarily reflecting mix in auto lending, and growth in credit cards and other personal products. Business banking PCL was US$16 million, a decrease of US$33 million, primarily due to slower growth in business loans. PCL associated with debt securities classified as loans was US$1 million, flat compared with the third quarter last year. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$76 million, or 5%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at July 31, 2017, a decrease of 10 bps compared with the third quarter last year.

Non-interest expenses for the quarter were US$1,113 million, an increase of US$55 million, or 5%, compared with the third quarter last year, reflecting higher employee costs, charges for store closures, and volume growth, partially offset by productivity savings.

The efficiency ratio for the quarter was 55.7%, compared with 58.5% in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 8

Quarterly comparison – Q3 2017 vs. Q2 2017

U.S. Retail earnings increased US$42 million, or 7%, compared with the prior quarter. U.S. Retail Canadian dollar earnings increased $56 million, or 7%. The annualized ROE for the quarter was 10.3%, compared to 10.0% in the prior quarter.

The contribution from TD Ameritrade increased US$6 million, or 7%, compared with the prior quarter, primarily reflecting higher asset-based revenue.

U.S. Retail Bank net income for the quarter increased US$36 million, or 6%, compared with the prior quarter, due to higher revenue, partially offset by an increase in PCL.

Revenue for the quarter increased US$110 million, or 6%, compared with the prior quarter. Net interest income increased US$66 million, or 5%, primarily due to the effect of three additional days in the quarter, and higher margins. Margin on average earning assets was 3.14%, a 9 bps increase, primarily due to higher interest rates. Non-interest income increased US$44 million, or 9%, primarily reflecting fee income growth in personal banking, including credit cards, and the effect of three additional days in the quarter.

Average loan volumes were relatively flat compared with the prior quarter. Average deposit volumes decreased US$4 billion, or 2%, primarily due to decline in sweep deposits from TD Ameritrade.

AUA and AUM were US$18 billion and US$61 billion, respectively, as at July 31, 2017, both relatively flat compared with the prior quarter.

PCL for the quarter increased US$23 million, or 20%, compared with the prior quarter. Personal banking PCL was US$120 million, an increase of US$15 million, or 14%, primarily reflecting parameter changes to the retail portfolio in the prior quarter. Business banking PCL was US$16 million, an increase of US$3 million. PCL associated with debt securities classified as loans was US$1 million, an increase of US$5 million, due to a recovery in the prior quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$14 million, or 1%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at July 31, 2017, a decrease of 2 bps compared with the prior quarter.

Non-interest expenses for the quarter increased US$25 million, or 2%, compared with the prior quarter, primarily reflecting charges for store closures, and the effect of three additional days in the quarter, partially offset by timing of initiative spend.

The efficiency ratio for the quarter was 55.7%, compared with 57.6% in the prior quarter.

Year-to-date comparison – Q3 2017 vs. Q3 2016

U.S. Retail net income for the nine months ended July 31, 2017, was $2,546 million (US$1,915 million), which included net income of $2,209 million (US$1,662 million) from the U.S. Retail Bank and $337 million (US$253 million) from TD's investment in TD Ameritrade. U.S. Retail earnings increased US$217 million, or 13%, compared with same period last year. U.S. Retail Canadian dollar earnings were up $288 million, or 13%. The annualized ROE for the period was 9.8%, compared with 9.0% in the same period last year.

The contribution from TD Ameritrade of US$253 million was down US$4 million, or 2%, compared with the same period last year.

U.S. Retail Bank net income for the period was US$1,662 million, an increase of US$221 million, or 15%, compared with the same period last year, primarily due to a more favourable interest rate environment, continuing growth in loan and deposit volumes, and fee income growth, partially offset by higher expenses.

Revenue for the period was US$5,786 million, an increase of US$504 million, or 10%, compared with same period last year. Net interest income increased US$279 million, or 7%, primarily due to a more favourable interest rate environment, and continuing growth in loan and deposit volumes, partially offset by the prior year accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Margin on average earning assets was 3.07%, a 5 bps decrease due to the same accounting impact. Excluding this impact, margin was up 3 bps, primarily reflecting higher interest rates as well as higher deposit margins, partially offset by balance sheet mix and accretion. Non-interest income increased US$225 million, or 17%, reflecting fee income growth in personal banking and wealth management, and the prior year accounting impact from balance sheet management activities.

Average loan volumes increased US$8 billion, or 6%, compared with the same period last year, due to growth in personal loans of 4% and business loans of 8%. Average deposit volumes increased US$20 billion, or 9%, reflecting 6% growth in business deposit volumes, 8% growth in personal deposit volumes, and a 13% increase in sweep deposit volume from TD Ameritrade.

PCL was US$444 million, an increase of US$31 million, or 8%, compared with the same period last year. Personal banking PCL was US$375 million, an increase of US$90 million, or 32%, primarily due to higher provisions for mix in auto loans and growth in credit cards. Business banking PCL was US$72 million, a decrease of US$53 million, primarily due to slower growth in business loans, and an allowance increase in the prior year reflecting the business economic environment. PCL associated with debt securities classified as loans was US$(3) million, a decrease of US$6 million, due to a recovery in the second quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$76 million, or 5%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at July 31, 2017, a decrease of 10 bps compared with same period last year.

Non-interest expenses for the period were US$3,278 million, an increase of US$131 million, or 4%, compared with same period last year, reflecting higher employee costs, volume growth, and higher spend in technology modernization and customer-focused initiatives, partially offset by productivity savings.

The efficiency ratio for the period was 56.7%, compared with 59.6%, for the same period last year.

TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 9

TABLE 8: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Net interest income (TEB)	$329	$805	$390	$1,527	$1,289
Non-interest income[1]	573	13	469	1,050	1,000
Total revenue[2]	902	818	859	2,577	2,289
Provision for (recovery of) credit losses	–	(4)	11	(28)	73
Non-interest expenses	504	481	437	1,509	1,307
Provision for (recovery of) income taxes (TEB)	105	93	109	288	227
Net income	$293	$248	$302	$808	$682

Selected volumes and ratios
Trading-related revenue (TEB)	$463	$425	$447	$1,403	$1,256
Gross drawn (billions of Canadian dollars)[3]	19.6	20.2	20.6	19.6	20.6
Return on common equity	19.6%	16.4%	20.4%	17.8%	15.2%
Efficiency ratio	55.9	58.8	50.9	58.6	57.1
Average number of full-time equivalent staff	4,014	3,969	3,808	3,971	3,724
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	For the three months ended April 30, 2017, and the nine months ended July 31, 2017, changes in net interest income (TEB) and non-interest income were driven by the level of client activity in equity trading.
3	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q3 2017 vs. Q3 2016

Wholesale Banking net income for the quarter was $293 million, a decrease of $9 million, or 3%, compared with the third quarter last year reflecting higher revenue, and a lower PCL, which were more than offset by higher non-interest expenses. The annualized ROE for the quarter was 19.6%, compared with 20.4% in the third quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $902 million, an increase of $43 million, or 5%, compared with the third quarter last year reflecting higher trading and corporate lending, partially offset by lower underwriting.

PCL for the quarter decreased $11 million reflecting specific provisions in the oil and gas sector in the third quarter last year.

Non-interest expenses were $504 million, an increase of $67 million, or 15%, compared with the third quarter last year reflecting higher variable compensation and investment in TD Prime Services, the new prime brokerage business (formerly Albert Fried & Company).

Quarterly comparison – Q3 2017 vs. Q2 2017

Wholesale Banking net income for the quarter increased $45 million, or 18%, compared with the prior quarter reflecting higher revenue, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 19.6%, compared with 16.4% in the prior quarter.

Revenue for the quarter increased $84 million, or 10%, compared with the prior quarter reflecting higher underwriting, trading, and corporate lending.

PCL for the quarter increased $4 million reflecting the recovery of specific provisions in the oil and gas sector in the prior quarter.

Non-interest expenses for the quarter increased $23 million, or 5%, compared with the prior quarter reflecting higher variable compensation, partially offset by the favourable impact of foreign exchange translation.

Year-to-date comparison – Q3 2017 vs. Q3 2016

Wholesale Banking net income for the nine months ended July 31, 2017, was $808 million, an increase of $126 million, or 18%, compared with the same period last year reflecting higher revenue, and a net recovery of credit losses, partially offset by higher non-interest expenses. The annualized ROE was 17.8%, compared with 15.2% in the same period last year.

Revenue was $2,577 million, an increase of $288 million, or 13%, compared with the same period last year reflecting higher underwriting, trading, and corporate lending.

PCL was a net recovery of $28 million as compared with a charge of $73 million in the same period last year, reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses were $1,509 million, an increase of $202 million, or 15%, compared with the same period last year reflecting higher variable compensation and higher technology costs as well as focused investments made in the U.S. businesses, including in client facing employees, enhanced product offerings, e-trading capabilities, TD Prime Services, and the unfavourable impact of foreign exchange translation.

TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 10

TABLE 9: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2017	2017	2016	2017	2016
Net income (loss) – reported[1,2]	$(150)	$(160)	$(241)	$(410)	$(793)
Pre-tax adjustments for items of note[3]
Amortization of intangibles	74	78	79	232	255
Loss on sale of the Direct Investing business in Europe	42	–	–	42	–
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[2]	–	–	–	(41)	12
Impairment of goodwill, non-financial assets, and other charges	–	–	–	–	111
Total pre-tax adjustments for items of note	116	78	79	233	378
Provision for (recovery of) income taxes for items of note	20	20	21	54	66
Net income (loss) – adjusted	$(54)	$(102)	$(183)	$(231)	$(481)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(166)	$(186)	$(222)	$(585)	$(621)
Other	83	56	10	268	54
Non-controlling interests	29	28	29	86	86
Net income (loss) – adjusted	$(54)	$(102)	$(183)	$(231)	$(481)

Selected volumes
Average number of full-time equivalent staff	14,528	14,540	13,320	14,419	12,933
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
3	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q3 2017 vs. Q3 2016

Corporate segment's reported net loss for the quarter was $150 million, compared with a reported net loss of $241 million in the third quarter last year. Reported net loss decreased primarily due to higher contribution from Other items and lower net corporate expenses this quarter, partially offset by loss on sale of the Direct Investing business in Europe reported as an item of note. The higher contribution from Other items was largely due to provisions for incurred but not identified credit losses recognized in the third quarter last year, higher revenue from treasury and balance sheet management activities this quarter and higher tax charges recognized in the third quarter last year. Net corporate expenses were lower reflecting the positive impact of tax adjustments in the current quarter and timing of certain other expenses. Adjusted net loss was $54 million, compared with an adjusted net loss of $183 million in the third quarter last year.

Quarterly comparison – Q3 2017 vs. Q2 2017

Corporate segment's reported net loss for the quarter was $150 million, compared with a reported net loss of $160 million in the prior quarter. Reported net loss decreased primarily due to lower net corporate expenses and higher contribution from Other items this quarter, partially offset by loss on sale of the Direct Investing business in Europe this quarter reported as an item of note. Higher contribution from Other items was primarily due to higher tax charges and expense provisions recognized in the last quarter. Net corporate expenses were lower reflecting the positive impact of tax adjustments in the current quarter and timing of certain other expenses. Adjusted net loss was $54 million, compared with an adjusted net loss of $102 million in the prior quarter.

Year-to-date comparison – Q3 2017 vs. Q3 2016

Corporate segment's reported net loss for the nine months ended July 31, 2017, was $410 million, compared with a reported net loss of $793 million in the same period last year. The decrease in reported net loss was attributable to higher contribution from Other items and lower net corporate expenses in the current period, impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe reported as an item of note in the second quarter last year and higher gains on change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the first quarter this year, partially offset by loss on sale of the Direct Investing business in Europe this quarter reported as an item of note. Higher contribution from Other items was primarily due to higher provisions for incurred but not identified credit losses recognized in the prior period and higher revenue from treasury and balance sheet management activities in the current period. Net corporate expenses were lower reflecting the positive impact of tax adjustments in the current period and timing of certain other expenses. Adjusted net loss for the nine months ended July 31, 2017, was $231 million, compared with an adjusted net loss of $481 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2017 • EARNINGS NEWS RELEASE	Page 11

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

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1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view this third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 31, 2017. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2017.jsp on August 31, 2017, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-640-5944 or 1-800-274-0251 (toll free) and the passcode is 7182391.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2017.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 31, 2017, until 6 p.m. ET on September 29, 2017, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 7182391.

Annual Meeting

Thursday, March 29, 2018

Greater Toronto Area

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had $1.2 trillion in assets on July 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Alison Ford, Manager, Media Relations, 416-982-5401

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